SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                              (RULE 13D-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
          AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A).

                     (AMENDMENT NO. 2 TO SCHEDULE 13D)


                              TELEGLOBE INC.
 ------------------------------------------------------------------------
                             (Name of Issuer)


                               Common Shares
 ------------------------------------------------------------------------
                      (Title of Class of Securities)


                                 87941V20
 ------------------------------------------------------------------------
                              (CUSIP NUMBER)


                        Christopher P. Kelly, Esq.
                 8750 North Central Expressway, Suite 2000
                           Dallas, Texas  75231
                              (214) 863-8000
 ------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             November 23, 1999
 ------------------------------------------------------------------------
          (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or Rule 13d-1(g) check the following box [ ].



CUSIP No. 87941V10          13D/A

  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       TROUTT FAMILY TRUST

  2    CHECK THE APPROPRIATE BOX IF A MEMBER
       OF A GROUP*                                        (a) /   /
                                                          (b) /   /

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*

       00

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                /   /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       TEXAS

      NUMBER          7   SOLE VOTING POWER        0
        OF
      SHARES          8   SHARED VOTING POWER      27,956,979
   BENEFICIALLY
     OWNED BY         9   SOLE DISPOSITIVE POWER   0
       EACH
     REPORTING       10   SHARED DISPOSITIVE POWER 27,956,979
    PERSON WITH

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        27,956,979

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                       /   /

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.0%

  14    TYPE OF REPORTING PERSON*

        OO


*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 87941V10          13D/A

  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       KENNY TROUTT INVESTMENT PARTNERSHIP, LTD.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER
       OF A GROUP*                                        (a) /   /
                                                          (b) /   /

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*

       00

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                      /   /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       TEXAS

      NUMBER          7   SOLE VOTING POWER         0
        OF
      SHARES          8   SHARED VOTING POWER       3,500,000
   BENEFICIALLY
     OWNED BY         9   SOLE DISPOSITIVE POWER    0
       EACH
     REPORTING       10   SHARED DISPOSITIVE POWER  3,500,000
    PERSON WITH

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,500,000

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                       /   /

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.4%

  14    TYPE OF REPORTING PERSON*

        PN


*SEE INSTRUCTIONS BEFORE FILLING OUT




CUSIP No. 87941V10          13D/A

  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       KENNY A. TROUTT

  2    CHECK THE APPROPRIATE BOX IF A MEMBER
       OF A GROUP*                                        (a) /   /
                                                          (b) /   /

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*

       00

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                      /   /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES

      NUMBER          7   SOLE VOTING POWER         13,559,693
        OF
      SHARES          8   SHARED VOTING POWER       31,456,979
   BENEFICIALLY
     OWNED BY         9   SOLE DISPOSITIVE POWER    13,559,693
       EACH
     REPORTING       10   SHARED DISPOSITIVE POWER  31,456,979
    PERSON WITH

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        45,016,672

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                       /   /

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        17.8%

  14    TYPE OF REPORTING PERSON*

        IN


*SEE INSTRUCTIONS BEFORE FILLING OUT

                      AMENDMENT NO. 2 TO SCHEDULE 13D

     This Amendment No. 2 to Schedule 13D is being filed on behalf of the Troutt Family Trust (the "Family Trust"), Kenny Troutt Investment Partnership, Ltd. (the "Partnership") and Kenny A. Troutt ("Mr. Troutt"; collectively with the Family Trust and the Partnership, the "Reporting Persons"), as an amendment to the initial statement on Schedule 13D (the "Initial Schedule 13D"), relating to shares of common stock of Teleglobe Inc. (the "Issuer"), a corporation governed by the Canadian Business Corporation Act, filed with the Securities and Exchange Commission on March 10, 1999 and as amended from time to time since such date (as so amended, the "Schedule 13D"). The Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following paragraph:

     On November 23, 1999, pursuant to a letter agreement, dated November 23, 1999, between 3632709 Canada, Inc., Bell Canada, the Troutt Family Trust and, with respect to certain provisions only, Mr. Troutt (the "Agreement"), the Family Trust sold 4,000,000 Common Shares to 3632709 Canada, Inc., a Canadian corporation, for an aggregate purchase price of $87,000,000, or $21.75 per share (the "Purchase"). Bell Canada Inc. provided a guaranty of the obligations of 3632709 Canada, Inc. under the Agreement.

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 of the Schedule 13D is hereby amended and restated as follows:

     The Family Trust and Mr. Troutt acquired their beneficial ownership of the Common Shares of the Issuer in exchange for shares of Excel common stock in connection with the Merger consummated pursuant to the Merger Agreement. Also as noted above, the Partnership acquired its beneficial ownership of the Common Shares through contributions of such shares from Mr. Troutt and the LLC. Such transfers were made in connection with Mr. Troutt's estate planning.

     Kenny A. Troutt is Chairman of the Board of Excel and Vice-Chairman and a director of the Issuer. Accordingly, he will be in a position to influence the operations of the Issuer.

     Except as set forth above and as noted in Item 6, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions set forth in parts (a) through (j) of
Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover page of this statement on Schedule 13D are incorporated herein by reference.

     Mr. Troutt, as sole trustee of the Family Trust, has the power to vote or to direct the vote of and the power to dispose or direct the disposition of all of the Common Shares held by the Family Trust. In addition, Mr. Troutt can revoke the Family Trust without the consent of any other person. As a result of such voting and investment control and power to revoke, Mr. Troutt is deemed to be a beneficial owner of the Common Shares held of record by the Family Trust.

     The LLC, as the sole general partner, has the power to vote or to direct the vote of and the power to dispose or direct the disposition of all of the Common Shares held by the Partnership and thus may be deemed a beneficial owner of the Common Shares held of record by the Partnership. Mr. Troutt, as the sole member of the LLC, has the power to direct all voting and investment decisions of the LLC and thus may be deemed a beneficial owner of the Common Shares held of record by the Partnership.

     Mr. Troutt is the record holder of and has the sole power to vote and dispose of the 13,559,693 Common Shares held by him.

     As of the filing date of this Amendment No. 2 to Schedule 13D with the Securities and Exchange Commission, (i) Mr. Troutt beneficially owns 45,016,672 Common Shares of the Issuer, 13,559,693 of which are held of record by Mr. Troutt, which represent 17.8% of the Issuer's outstanding Common Shares, (ii) the Family Trust beneficially owns 27,956,979 shares of the Issuer, all of which are owned of record by the Family Trust, which shares represent 11.0% of the Issuer's outstanding Common Shares, and (iii) the Partnership beneficially owns 3,500,000 shares of the Issuer, all of which are owned of record by the Partnership, which shares represent 1.4% of the Issuer's outstanding Common Shares. The percentages set forth are based upon 253,568,940 Common Shares outstanding as of October 31, 1999 (based upon information supplied by the Issuer).

     (b)  The responses of the Reporting Persons to (i) rows (7) through
(10) of the cover pages of this statement on Schedule 13D, as amended, and
(ii) Item 5(a) hereof are incorporated herein by reference.

     (c) There have been no transactions in the class of securities reported on that were effected during the past 60 days by the Reporting Persons other than those discussed in Item 3 and Item 4 above.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

    3. On November 23, 1999, pursuant to the Agreement, the Family Trust sold 4,000,000 Common Shares of the Issuer to 3632709 Canada, Inc. for an aggregate purchase price of $87,000,000, or $21.75 per share, payment of which was guaranteed by Bell Canada, Inc. A copy of the Agreement is filed as an exhibit hereto and the foregoing is qualified in its entirety by reference to the text of the Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS..

    Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1 Agreement for the Purchase and Sale of 4,000,000 Common Shares of Teleglobe Inc.*

Exhibit 2 Agreement for the Right of First Refusal with respect to shares of Teleglobe Inc.*

Exhibit 3    Stock Option Agreement between the Family Trust and Selby
             Shaver.*

Exhibit 4    Joint Filing Agreement.*


Exhibit 5 Form of Letter Agreement dated November 23, 1999 for the Sale of 4,000,000 Common Shares of Teleglobe Inc.**


_____________________
* Previously filed as an exhibit to the Schedule 13D and incorporated herein by reference.
** Filed herewith.
                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



     TROUTT FAMILY TRUST



By:   /S/KENNY A. TROUTT                Date:   December 14, 1999
      -----------------------------
Kenny A. Troutt
Trustee



     KENNY A. TROUTT INVESTMENT PARTNERSHIP, LTD.
By:  Troutt Enterprises, LLC


By:   /S/KENNY A. TROUTT                Date:   December 14, 1999
      -----------------------------
Kenny A. Troutt
Manager





/S/KENNY A. TROUTT                      Date:   December 14, 1999
-----------------------------------
Kenny A. Troutt, individually